

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Mark C. Jensen
Chief Executive Officer
American Acquisition Opportunity Inc.
12115 Visionary Way, Suite 174
Fishers, IN 46038

> **Re: American Acquisition Opportunity Inc.**
> **Registration Statement on Form S-4**
> **Filed December 15, 2022**
> **File No. 333-268817**

Dear Mark C. Jensen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed December 15, 2022

Cover Page

1. Please revise to disclose the post-business combination voting power of the sponsor and its affiliates.

2. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Questions and Answers About the Business Combination, page 5

3. Please add a question and answer that highlights the business combination consideration, including the relative equity ownership percentage split and any contingency consideration. Also, please include the post transaction equity value of the combined company and the value of equity to be issued to the Royalty shareholders.

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

6. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

7. Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the Business Combination.

Q. Did the American Acquisition Opportunity Board obtain a third-party valuation or fairness opinion...?, page 8

8. Please revise to make clear, if true, that the independent third party valuation report did not pass upon the fairness of the business combination to the company's public stockholders. In this regard, we note your statement that "[t]he American Acquisition Board's assessment [that the Business Combination was in the best interest of American Acquisition Opportunity's stockholders] was subsequently confirmed by the independent third party valuation report," which suggests the report opined as to the fairness of the business combination.

Q. What interests do American Acquisition Opportunity's current officers and directors have in the Business Combination?, page 11

9. Please revise to clarify your statement that "two officers and three directors have ownership interests in and one officer and director positions with Royalty." Please also revise to make clear that Mr. Sauve, a director of the company, is the chief executive officer and chairman of Royalty Management Corporation and is anticipated to continue as chief executive officer and chairman of the combined company following the closing; and that Messrs. Ehlebracht and Hasler, directors of the company, are anticipated to continue as directors of the combined company following the closing.

Summary of the Proxy Statement/Prospectus, page 18

10. Please revise the summary disclosure concerning Royalty to highlight the going concern determinations.

Interests of Certain Persons in the Business Combination, page 23

11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors.

12. Please revise here, and elsewhere as appropriate, to specify Mr. Sauve's interest in the business combination as a director of the company, chief executive officer and chairman of Royalty, and anticipated continuation as chief executive officer and chairman of the combined company following the closing.

Summary of Risk Factors, page 24

13. Please expand your disclosure in the risk factors section to address in detail each bulleted summary risk factor on page 24. As a non-exclusive example only, we note your summary risk factor regarding holdings in the mining industry. However, it does not appear that this risk is addressed in the risk factors section.

Risk Factors, page 28

14. Please revise to address the risk that, because Royalty is a related party, there was a conflict of interest in determining whether Royalty was appropriate for your initial business combination.

15. Please revise to address the risk that, because the company amended its charter to remove the requirement that a fairness opinion be obtained for a business combination with an affiliated entity, public stockholders are relying on the judgement of the board to determine whether the transaction is fair to the company from a financial point of view.

16. We note your page 68 disclosure that the company amended its charter to remove the requirement that redemptions only be permitted if there would be at least $5,000,001 in net tangible assets after redemptions. Please revise your risk factors to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination that this provision is no longer needed. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

17.   Please revise to address the risk that the financial interests of your officers and directors may have influenced their decision to approve the business combination and to continue to pursue the business combination. As a non-exclusive example only, we note that your officers and directors own common stock and warrants of the company which will expire worthless in the event the business combination with Royalty or a business combination with another target is not effected in the required time period.

18.   Please revise to address the risk that your officers and directors may have had financial incentives to enter into the business combination with Royalty. As an illustrative example only, to the extent your officers and directors are expected to continue to serve in such capacities with Royalty following the consummation of the business combination, they may have had financial incentives to enter into the business combination, including the ability to receive cash compensation or fees, stock options, or stock awards that the Royalty board of directors may determine to pay to its officers and/or directors following the closing of the business combination.

19.   Please revise to address the risk that your officers, directors, and their affiliates may make a substantial profit on the shares of American Acquisition Opportunity that they own, even if Royalty's common stock subsequently declines in value or is unprofitable for public stockholders, and such interests may have influenced their decision to approve the business combination.

20.   Please disclose the material risks to unaffiliated investors presented by taking Royalty public through a merger rather than an underwritten offering. These risks could include, for example, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended
September 30, 2022, page 44

21.   The income statement amounts in the SPAC (historical) column on pages 44 to 46 do not agree to the income statement amounts on page F-23. Additionally, the OpCo (Historical) columns provided in the statements provided for the nine-month periods ended September 30, 2022 and the periods ended December 31, 2021 do not agree to the amounts in the financial statements provided elsewhere in the filing. Please revise accordingly in an amended filing or otherwise advise.

Note 2 - Transaction Accounting Adjustments , page 52

22.   We note the adjustment described in Footnote (B) represents the additional issuance of convertible debt to a related party. Further, we note that the adjustment described in Footnote (C) converts such amount into shares of Royalty common stock at $6.50 per share. Please tell us how these adjustments relates to the de-spac transaction, including the purpose of the transactions, and the related parties involved.

23.   We note your adjustment described in Footnote (D). Please tell us how this adjustment relates to the de-spac transaction, the purpose of the transaction and whom the transaction is with. Include within your response why the shares issued in the transaction are issued at $9 per share.

Proposal No 1. - The Business Combination Proposal
Background of the Business Combination, page 61

24.   Please revise to make clear the basis on which "[t]he terms of the Business Combination are the result of arm's length negotiations between representatives of American Acquisition Opportunity and Royalty." In this regard, we note that Mr. Sauve, a director of the company, is also the CEO and chairman of Royalty and beneficially owns approximately 23% of Royalty through First Frontier Capital LLC. We also note that Mr. Jensen, the CEO and chairman of the company, beneficially owns approximately 29% of Royalty through White River Holdings LLC; and Mr. Taylor, the CFO and a director of the company, beneficially owns approximately 15% of Royalty through Liberty Hill Capital Management LLC.

25.   Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section.

26.   Please revise the background section to provide additional detail regarding Company B and Company C. Clarify the extent of the negotiations and for each preliminary proposal, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

27.   Please revise throughout the business combination proposal section, as appropriate, to clarify your references to the "American Acquisition Opportunity Board." For example, specify whether this refers to the board as a whole or some subset of the board, such as the disinterested directors.

28.   We note your disclosure on page 64 that on April 1, 2022, an investor in Royalty emailed Mr. Jensen regarding the opportunity that Royalty presented as a potential target in a business combination. Please disclose the signifance of this email considering that Mr. Jensen beneficially owns approximately 29% of Royalty through White River Holdings and clarify whether Royalty was considered as a potential target prior to April 1, 2022. Please also revise to clarify whether this investor is affiliated with American Acquisition Opportunity or its affiliates. Please also revise to disclose whether investors in any other potential targets emailed management; whether management considered such targets; and if management did not consider them, the reasons why.

29.   We note your disclosure on page 64 regarding public company comparables received from EF Hutton. Please revise to clarify whether these were the same public company comparables described on page 70. If not, please identify and explain the differences.

30. Please revise your disclosure in this section to clearly describe how you formulated equity value of Royalty equal to $111,000,000. Please also revise to clarify whether this valuation was subject to any negotiation between the parties. Additionally, we also note the valuation was based in part on "discussion with industry experts" and "review of…industry trends." Please revise to identify the experts and specify the trends.

31. Please revise to identify the independent CPA firm engaged as your valuation expert.

32. We note your disclosure on pages 65-67 regarding discussions with your valuation expert. Please revise to explain and and/or clarify the following:
    • The inputs relied upon by the valuation expert, including, as non-exclusive examples, to what extent they relied upon Royalty's internally prepared forecasts or other information provided by Royalty; company comparables provided by you or EF Hutton; or other quantitative or qualitative information provided by you.
    • The valuation expert's material assumptions.
    • The valuation methodology(ies) used by the valuation expert.
    • The valuation expert's original valuation range; how and why the valuation range changed over time; and the final valuation range and material findings.
    In this regard, we note your disclosure on page 66 regarding a "preliminary valuation report" and an "updated preliminary valuation report." However, it is unclear how much or why the valuation range changed between these two reports. In addition, we note your disclosure on page 67 regarding the valuation expert's presentation on its findings. However, your disclosure does not specify the expert's final valuation range or its material findings.

33. We note your disclosure on pages 65-68 regarding the business combination agreement. Please expand your background discussion to provide more detailed disclosure regarding key business combination agreement negotiation considerations and how they changed over time. Currently, the background disclosure references drafts of, and discussions regarding, the business combination agreement without providing details or explaining the significance of material agreement terms or how they may have changed before being reflected in the approved business combination agreement. Please identify the original terms, clarify discussion points, and explain how and why any terms were revised over time.

34. We note that the provider you had engaged to provide the fairness opinion was not going to be able to provide the opinion due to the related party nature of the transaction. Please identify the provider and disclose when this notification was provided. Please also reconcile this disclosure with the disclosure included with the Definitive Proxy Statement on Schedule 14A filed September 13, 2022. In this regard, we note that you informed investors that "[t]he board believes that the cost of obtaining such an opinion outweighs the potential benefits in these circumstances."

American Acquisition Opportunity Board's Reasons for Approval of the Business Combination, page 68

35.   Please revise to clarify whether the business combination with Royalty was approved by a majority of the disinterested directors. In this regard, we note your disclosure on page 54 of the registration statement on Form S-1 filed March 15, 2021 that you would pursue a business combination transaction with an affiliated entity if such transaction was approved by a majority of your disinterested directors.

36.   Please revise to address how the board took into account the consideration to be paid for Royalty in recommending the transaction to American Acquisition Opportunity stockholders for their approval. If the consideration was not a factor, please explain why not.

37.   Please revise to more fully address how the board took into account the financial interests of American Acquisition Opportunity's directors and officers in Royalty in recommending the transaction to American Acquisition Opportunity stockholders for their approval. We note your bulleted disclosure on page 70 regarding potential conflicts of interest. However, it is unclear if the board took any additional steps, as compared to a non-related party business combination, in evaluating and approving the proposed business combination with Royalty.

38.   Please revise to reconcile your page 70 disclosure regarding public company comparables. In this regard, we note your statement that management selected six publicly traded royalty companies. However, you list only five companies and the graphic on page 70 appears to include financial metrics for 12 companies. If the public company comparables sample included companies that management did not ultimately review and compare to Royalty, please explain why such companies were excluded.

39.   Please revise to specify Royalty's actual/projected enterprise value to revenue and enterprise value to EBITDA for 2021, 2022, and 2023.

40.   Please revise the graphic on page 70 reflecting the comparable trading multiples of publicly traded royalty companies to provide the information in a font and size that is easily readable by investors without the need for magnification.

41.   Please revise to confirm that Royalty's business had a fair market value of at least 80% of the assets held in the trust account at the time the business combination agreement was signed.

42.   Please revise to explain how the board determined that the proposed business combination with Royalty is fair to the company from a financial point of view. In this regard, we note that the shares of American Acquisition Opportunity common stock issuable to Royalty's stockholders as merger consideration have an aggregate value of approximately $111.4

million, based on the recent sale price of $10.04 per share. However, we note that as of September 30, 2022, Royalty's stockholders' equity was $33,434 and its book value per share was $0.01.

Certain Royalty Projected Financial Information, page 71

43. We note from your disclosure that it appears that years 1 to 5 in the header to the table represent the 5-year period ended December 31, 2024. Please clarify why you are presenting the years 2020 and 2021 in your table since those calendar years are complete.

Material U.S. Federal Income Tax Consequences
Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 87

44. Please revise the headings throughout this section, beginning on page 87, to remove references to "certain" material U.S. federal income tax consequences. The tax disclosure in the prospectus should address each material federal tax consequences.

45. We note your disclosure that "[t]t is intended that, for U.S. federal income tax purposes, the Business Combination will qualify as a "reorganization" within the meaning of Section 368(a) of the Code." Please revise here to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Refer to Section III.C of Staff Legal Bulletin No. 19.

Information About Royalty, page 102

46. Please revise to more completely describe Royalty's business. As an illustrative example only, we note the risk factor on page 30 regarding Royalty's proprietary rights and intellectual property, including the statement that Royalty "has obtained and applied for U.S. trademark and service mark registrations...." Please specify proprietary rights and intellectual property, including registered and applied for trademarks or service marks, material to Royalty's business. As another illustrative example, we note the investor presentation filed by American Acquisition Opportunity under Form 8-K on July 5, 2022, which includes descriptions of Royalty's acquisition process and corporate strategy and enumerates Royalty's current portfolio of revenue-generating assets. Please revise to address these and other material aspects of Royalty's business.

Royalty Management Co. Management's Discussion and Analysis
Key Factors Affecting Our Performance, page 106

47. Please revise to more completely address key factors affecting Royalty's performance. In this regard, we note that your disclosure appears to identify industry trends and customers'

preference as key factors impacting Royalty's financial results from operations and the growth and future success of its business. However, you do not explain or specify how these or other conditions actually affect Royalty.

Liquidity and Capital Resources, page 107

48.   Please revise to more completely discuss Royalty's ability to generate and obtain adequate amounts of cash, and its plans for cash, in the next 12 months and separately beyond the next 12 months. Describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, including the material terms of debt or note arrangements impacting liquidity. In this regard, we note your financial statement disclosure regarding investments in LLCs, notes receivable, and convertible debt. Please refer to Item 303 of Regulation S-K.

Results of Operations, page 107

49.   Please revise to include a quantitative and qualitative description of the reasons underlying material changes in the financial condition and results of Royalty. Your disclosure should also include other data that management believes will enhance a reader's understanding of the business and focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of Royalty's future financial condition or results. Please refer to Item 303 of Regulation S-K.

50.   Please revise to address revenue concentration. In this regard, we note your disclosure on page 28 that for the nine-month period ended September 30, 2022, approximately 100% of Royalty's revenue came from three sources.

Cash Flows, page 108

51.   Please revise to specify the material components of net cash provided or used by operating activities, investing activities, and financing activities, respectively.

Certain Royalty Relationships and Related Party Transactions, page 109

52.   Please revise to include all of the information required by Item 404 of Regulation S-K. In this regard, we note that two officers and three directors have ownership interests in and one officer and director positions with Royalty. Please also revise the Cover Page, Summary, and the Background of the Business Combination, as appropriate.

53.   We note that the consideration given for the 250,000 LBX Tokens was the Round A Convertible Note of $2,000,000 and 76,924 warrants. We also note that the LBX Tokens were assigned a fair value of $2,000,000 based on the purchase price of $8 per token. Please revise to more fully explain how you determined the fair value of the LBX

Tokens. In this regard, we note that your related party American Resources Corporation appears to hold 2,000,000 LBX Tokens to which it has assigned a fair value of $0.

Information About American Acquisition Opportunity

Directors and Executive Officers, page 114

54. Please revise this section to clarify and describe the business experience during the past five years of each executive officer and director. Please refer to Item 401 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 146

55. Please revise your tabular disclosure on page 147 to clarify where beneficial ownership is held through a legal entity.

Statement of Operations, page F-4

56. We note that Net income and other income statement amounts do not agree with the amounts disclosed on page 26 for the period from January 20, 2021 (inception) through December 31, 2021. Please address appropriately in an amended filing.

Report of Independent Registered Public Accounting Firm, page F-40

57. The going concern paragraph of the audit report references management discussion about the ongoing losses in Note 2 to the financial statements. We are not able to locate the disclosure referenced. Please advise.

Land Betterment Exchange (LBX), page F-48

58. We note your disclosure that you are the holder of 250,000 LBX tokens. Please enhance your disclosure in an amended filing and supplementally tell us about the general nature of these tokens (including the nature of the underlying blockchain) and your motivation and/or purpose for acquiring these tokens and whether you have intent to invest in additional LBX tokens or other crypto assets. Your response should also specifically address how have accounted for the tokens as well as for the lending arrangement in which you issued convertible debt and warrants for the tokens. In discussing these accounting matters, cite all relevant accounting guidance upon which you rely.

NOTE 9 SUBSEQUENT EVENTS, page F-51

59. We note your disclosure related to a $200,000 investment in Ferrox Holdings Ltd. Please describe the general nature of your agreement, your investment and tell us how you plan to account for your investment. We may have further comment after reviewing your response.

FUB Mineral LLC (FUB), page F-61

60.   We note that you have been accounting for your investment in FUB using the equity method of accounting and that your 2021 initial investment of $250,000 resulted in your 38.45% interest in FUB. Tell us how the February 1, 2022 additional investment of $200,000 in FUB impacted your interest in FUB and help us to understand why you still appear to be accounting for your investment using the equity method of accounting.

Coking Coal Financing LLC, page F-62

61.   Please tell us how you have accounted for the acquisition of Coking Coal Financing LLC. In your response, tell us whether you view the acquisition to be a business acquisition and how you considered the guidance to provide historical financial statements of the acquiree in accordance with Rule 8-04 of Regulation S-X. We may have further comment after reviewing your response.

Note 5 - Intangible Assets, page F-62

62.   We note your disclosure that the intangible assets are indefinite lived. Please provide your analysis to support your conclusions. Cite all relevant accounting literature within your response.

Exhibits

63.   Please revise Exhibit 3.1 to provide the amended and restated certificate of incorporation of American Opportunity Acquisition Inc. currently in effect. In this regard, we note that the Form 8-K filed April 6, 2021 incorporated by reference does not appear to include the company's amended and restated certificate of incorporation.

64.   Please file as an exhibit the form of employment agreement for each person at Royalty who will become an officer of the combined company, Royalty Management Holding Corporation, upon closing.

65.   We note your references on pages 65 and 66 to the independent CPA firm who served as American Acquisition Opportunity's valuation expert and provided a valuation report. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

66.   Please explain how you determined to compute the registration fee on the basis of one-third of the aggregate par value of the securities expected to be exchanged in the merger. In this regard, we note that all of the outstanding shares of Royalty common stock will be exchanged for 11,100,000 shares of American Acquisition Opportunity common stock.

General

67.   Please revise where appropriate in the prospectus to make clear the status of any forward purchase agreements, including your obligations under such agreements. In this regard,

we note your disclosure on page F-21 describing "forward purchase agreements." However, your disclosure on page F-29 refers instead to "the forward purchase agreement." In addition, you state on page F-29 that on September 22, 2022 the forward purchase agreement expired and all obligations under the agreement concluded. However, you also state that as of September 30, 2022 you held cash in escrow for the settlement of the forward purchase agreement. Please file any forward purchase agreements as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle, Esq.